June 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F. Street, NE

Washington D.C. 20549

Attention:  Daniel Duchovny

      Laura McKenzie

Re:	Astra Space, Inc.

Schedule 13E-3 filed May 8, 2024 by Astra Space, Inc. et al.

File No. 005-91610

Preliminary Information Statement

Filed May 7, 2024

File No. 001-39426

Dear Mr. Duchovny and Ms. McKenzie:

We are in receipt of the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated May 14, 2024, with respect to the above-referenced Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Information Statement (the “Preliminary Information Statement”). We are responding to the Staff’s comments on behalf of Astra Space, Inc. (the “Company”) as set forth below.

Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR an Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) and an Amendment No. 2 to the Preliminary Information Statement (the “Amended Preliminary Information Statement”) responding to the Staff’s comments and amending each of the Schedule 13E-3 and the Preliminary Information Statement.

For the Staff’s convenience, the text of the Staff’s comments are set forth below in italics, followed by the Company’s responses. All terms used but not defined herein have the meanings assigned to such terms in the Amended Preliminary Information Statement. Page references in the text of our responses correspond to page numbers in the Amended Preliminary Information Statement.

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Schedule 13E-3 filed May 7, 2024 Schedule 13E-3 – Identity and Background of Filing Person

1.	Please provide the information required by Item 1003(a) through (c) of Regulation M-A with respect to the Kemp Trust.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included such disclosure in Item 3 of the Amended Schedule 13E-3.

Revised Preliminary Information Statement filed May 7, 2024

Background of the Merger, page 15

2.

We note your response to prior comment 10. We also note your disclosure on page 54 that PJT Partners’ outreach was a “material factor” in the Special Committee’s evaluation of the fairness of the Transactions. Please confirm in your response that PJT Partners did not provide any report, opinion or appraisal with respect to the Company’s evaluation of potential strategic alternatives or provide the disclosure required under Item 1015 of Regulation M-A for any such report, opinion or appraisal.

Alternatively, provide your detailed legal analysis of why any materials prepared by PJT Partners would not be considered materially related to the going-private transaction given the importance of PJT Partners’ outreach to the Special Committee’s determination of the transaction’s fairness.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 21 of the Amended Preliminary Information Statement. The Company further respectfully advises the Staff that it has filed as exhibit (c)(2) to the Amended Schedule 13E-3 the presentation of PJT Partners to the Board dated August 23, 2023.

Recommendation of the Special Committee; Reasons for the Merger, page 54

3.

We note your response to prior comment 11. Please provide additional disclosure explaining why the Special Committee did not consider net book value in reaching its determination and recommendation. Also provide equivalent disclosure for each other filing person.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 57, 58 and 74 of the Amended Preliminary Information Statement.

4.

Please describe the basis upon which the Special Committee determined that the Public Stockholders are “situated substantially similarly to the Company’s ‘unaffiliated security holders,’ as such term is defined in Rule 13e-3 under the Exchange Act.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Special Committee determined that the Public Stockholders are situated substantially similarly to the security holders unaffiliated with the Company generally due to the fact that holders of Common Shares who are officers or directors of the Company, and who are included among the Public Stockholders but might be considered affiliates of the Company by virtue of such role, will receive the same per share Merger Consideration in respect of their Common Shares as the security holders unaffiliated with the Company will receive in respect of their Common Shares. The Company has revised the disclosure on pages 6, 55, 59 and 87 of the Amended Preliminary Information Statement to reflect the same.

General

5.

We note your additional disclosure (e.g., on page 99) that “certain Class A Shares held by Mr. Kemp . . . and Dr. London . . . may be sold to cover transaction expenses in connection with the Merger.” Since recent market prices exceed the amount of the per share Merger Consideration, please disclose how such shares would be sold (e.g., open market transactions or otherwise) and whether such shares may be sold at a price in excess of the Merger Consideration.

Response: The Company acknowledges the Staff’s comment and respectfully advise the Staff that it has revised the disclosure on pages 99 and 114 of the Amended Preliminary Information Statement, wherein it is disclosed that a number of Class A Shares (into which a Class B Share shall have been converted immediately prior to the Effective Time) beneficially owned by Mr. Kemp and/or Dr. London, if any, and in such amount as determined in each such individual’s sole discretion, may be excluded from the number of Class A Shares included in the applicable Rollover Agreement and therefore would receive the Merger Consideration of $0.50 per Class A Share at the closing of the Transaction, which amount per share may be greater or less than the market price of the Class A Shares immediately preceding closing.

6.	We note that you have requested confidential treatment for certain exhibits. We will review and provide comments on your request separately.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has withdrawn its confidential treatment request with respect to the redactions previously appearing in exhibits (c)(2) through (c)(6) of the Schedule 13E-3 and has refiled such unredacted exhibits with the Amended Schedule 13E-3.

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If you have any questions concerning the Amended Schedule 13E-3 or the Amended Preliminary Information Statement or require any additional information, please do not hesitate to contact Katheryn A. Gettman by telephone at (612) 260-9075 or via e-mail at kgettman@cozen.com or Kevin J. Roggow by telephone at (212) 908-1294 or via e-mail at kroggow@cozen.com.

Very truly yours,

/s/ Katheryn A. Gettman

Katheryn A. Gettman
Attorney

cc:	Chris C. Kemp, Chief Executive Officer, Astra Space, Inc.

Matthew Sant, General Counsel, Astra Space, Inc.

Stephen Amdur and Lillian Kim, Pillsbury Winthrop Shaw Pittman LLP

Boris Feldman and Jenny Hochenberg, Freshfields Bruckhaus Deringer LLP

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